May 16, 2025

Mark Sealy
Manager
Sealy Industrial Partners IV, LP
333 Texas Street, Suite 1050
Shreveport, LA 71101

        Re: Sealy Industrial Partners IV, LP
            Form 10-12G filed April 21, 2025
            SEC File No. 000-56738
Dear Mark Sealy:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10
Business, page 7

1. We note your disclosure in the last paragraph on page 8 that the Operating Partnership generally owns properties through subsidiaries. Please describe the form and percentage ownership you hold in the property-owning entities in greater detail and the material terms of such investments. In this regard, we note several references in the disclosure to joint ventures, but also the table on page 47 which suggests that all properties are wholly-owned.
Our Ownership and Organizational Structure, page 8

2. Please revise the ownership structure chart on page 9 or the footnotes thereto to reflect the ownership by the operating partnership of various subsidiaries and to disclose, if true, that each subsidiary owns one of your 17 properties.
Investment Objectives and Strategies, page 9

3. Please discuss whether your current properties conform to these target property
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Page 2

       characteristics.
Competition, page 14

4. Please identify those affiliates with whom you compete directly. Conflicts of Interest Related to Compensation Structure, page 22

5. Please expand your risk factor disclosure to address risks related to fees payable to
       Sealy and other affiliates. For example, we note disclosure on page 59 regarding fees payable in connection with property operations under an agreement with Sealy and the subordinated participation interest described on page 60 and held by a Sealy affiliate.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

6. We note your disclosure on page 19 that your operating results have been and may continue to be impacted by global and national economic and market conditions generally and by the local economic conditions where your investments are located.
       You state that high interest rates, high inflation, supply chain disruptions, ongoing geopolitical tensions, the imposition of tariffs and other changes to trade policy in the
       U.S. and other jurisdictions have led to increased costs and limited the availability of capital. Please revise Management's Discussion and Analysis to describe known material trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Refer to Item 303(a) of Regulation S-K and Release No. 33-8350.
7. We note references on pages 11 and 13 to enterprise financing. Please explain clearly your plans regarding this financing and the terms of such financing. Properties, page 46

8. We note your disclosure on page 48 that three tenants each lease 10% or more of your total GLA and account for more than 10% of your monthly cash base rent revenue.
       Please describe in greater detail your materially important real properties, such as the present or proposed use of such properties and their suitability and adequacy for such use. State the nature and amount of material mortgages or other liens or encumbrances against such properties. Briefly state the principal terms of any lease of any of such properties or any option or contract to purchase or sell any of such properties.
Directors and Executive Officers, page 49

9. When discussing the prior business experience of your officers and directors, please include the positions held by such person and dates of employment. For example, please disclose when James R. Cook, Jr. joined Sealy and the dates he
       served with Praeses Corporation. See Item 401(e) of Regulation S-K. Certain Relationships and Related Transactions, page 58

10. We note your disclosure on page 58 that the Management Committee has authorized you to pay the General Partner or its affiliates certain partnership-level fees through the issuance of Class I Units in certain circumstances at the then applicable NAV per
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Page 3

       Class I Unit at the option of the General Partner. We also note your disclosure regarding the General Partner's discretion in determining NAV. Please clarify the role of your General Partner and others in determining NAV and address any risks and conflicts of interests from being compensated based on NAV or from being compensated through the issuance of additional Units. Also, clarify the reference to
       your valuation policies and procedures in this context and explain the methodology and key assumptions used in calculating NAV.
Conflicts of Interest, page 61

11. We note your disclosure that Sealy has adopted investment allocation policies to safeguard you from being negatively affected as a result of any such potential conflicts. Please describe clearly the terms of such allocation policies and how such policies impact the allocation of investment opportunities among you and other Sealy affiliates.
Description of Registrant's Securities to be Registered
Redemption of Units, page 66

12. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc.
       (Letter dated June 4,2001) and Wells Real Estate Investment Trust II, Inc. (Letter
       dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation
       Finance, you may contact the Division   s Office of Mergers and
Acquisitions at 202-
       551-3440.
13. We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
       October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and
       Markets at 202-551-5777.
14. We note your use of periodic NAV pricing for both your offerings and redemption plan. Please clarify how you will communicate your NAV price changes to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please
 May 16, 2025
Page 4

contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction